Exhibit 4.2

[***] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) customarily and actually treated by the registrant as private or confidential.

Supplemental Agreement and First Amendment to

License Agreement regarding NEFECONTM

between

Calliditas Therapeutics AB (Publ)

and

Everest Medicines II Limited

This SUPPLEMENTAL AGREEMENT AND FIRST AMENDMENT TO THE LICENSE AGREEMENT REGARDING NEFECONTM (this “First Amendment”) is made and entered into by and between Calliditas Therapeutics AB (Publ), corp. reg. no. 556659-9766, with a registered office at PO Box 70351, SE-107 24 Stockholm, Sweden (“Licensor” or “Calliditas”), and Everest Medicines II Limited, an exempted company organized and existing under the laws of Cayman Islands, with a registered office at Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 (“Licensee”). Licensor and Licensee may be referred herein individually as a “Party”, and collectively as the “Parties”.

WITNESSETH:

WHEREAS,	Licensor and Licensee are parties to a License Agreement regarding NEFECON(R) dated as of June 10, 2019 (the “Agreement”);
WHEREAS,	the Agreement sets forth certain rights and obligations of both Parties;
WHEREAS,

the Parties wish to amend the Agreement to provide for certain modifications in order to extend the territory covered by the collaboration between both Parties to include South Korea in accordance with Section 5 of the Agreement (the “Territory Extension”); and

WHEREAS,	Licensee and Licensor desire to accordingly amend the Agreement as further described below.

NOW, THEREFORE, in consideration of the premises and covenants set forth herein, and intending to be legally bound hereby, the Parties hereto agree as follows:

Capitalized terms used in this First Amendment without definition shall have the respective meanings assigned to them in the Agreement.

1.	Section 2.44 of the Agreement is hereby amended in its entirety to read as follows:

“2.44 “Territory” means (i) Greater China, including Mainland China, Taiwan, Hong Kong and Macau, (ii) Singapore, (iii), effective as of March 7, 2022, South Korea and (iv) any additional geographical territories agreed between the Parties in accordance with Section 5.”

2.	Section 3.4 of the Agreement is hereby amended by adding at the end the following provisions:

“Notwithstanding the above, for South Korea, Licensee shall maintain control over pricing, reimbursement and approval of marketing material for the commercialization of the Product until [**].”

3.	In Section 7.7 of the Agreement the table is hereby amended by adding at the end the following row:

“

[**]	[**]

.”

4.	Section 7.8 of the Agreement is hereby amended by adding at the end the following provisions:

“Notwithstanding the above, in the event Licensee fails to meet the Milestone Due Date for the South Korean NDA application submission, Calliditas’ sole remedy shall be to terminate this First Amendment, provided that Licensee may extend the Milestone Due Date until [**] by paying to Calliditas by bank wire transfer of immediately available funds the sum of [**] USD no later than the later of a) [**], or b) [**].

5.	Section 9.2.1 of the Agreement is hereby amended in its entirety to read as follows:

“Upon achievement of each of the milestone events set out in the following table (“Milestone Event”) for the Licensed Product, Licensee shall pay to Calliditas the non-refundable, non-creditable amounts set out next to such milestone event in the table (“Milestone Payment”):

Milestone Event	Milestone Payment
Clinical Development Milestones – IgA Nephropathy
[**]	[**] USD
[**]	[**] USD
[**]	[**] USD
[**]	[**] USD
[**]	[**] USD
[**]	[**] USD
[**]	[**] USD
Sub total	[**] USD

Clinical Development Milestones – Additional Indications (if any)
[**]	[**] USD
[**]	[**] USD
Sub total	[**] USD

Commercial Milestones
For the first year in which trailing 12 months Net Sales for all Licensed Products (i.e. all indications in the Field) exceeds [**] USD in the Territory	[**] USD
For the first year in which trailing 12 months Net Sales for all Licensed Products (i.e. all indications in the Field) exceeds [**] USD in the Territory	[**] USD
For the first year in which trailing 12 months Net Sales for all Licensed Products (i.e. all indications in the Field) exceeds [**] USD in the Territory	[**] USD
For the first year in which trailing 12 months Net Sales for all Licensed Products (i.e. all indications in the Field) exceeds [**] USD in the Territory	[**] USD
Sub total	[**] USD

Total	108 million USD

”

6.	Section 14.2 of the Agreement is hereby amended by adding at the end the following provisions:

“Notwithstanding the above, Calliditas shall be entitled to invoice to Licensee Calliditas’ actual out-of-pocket costs relating to the prosecution and maintenance of patents for South Korea, such amounts to be invoiced annually with respect to the costs paid in the prior calendar year, beginning in 2023 with respect to costs paid in 2022. Such invoices shall be submitted no later than [**] days of the close of the calendar year to which they relate and shall be paid by Licensee within [**] days after the invoice date by bank wire transfer of immediately available funds to such account as is generally used for payments to Calliditas or as Calliditas may designate by notice to Licensee.”

7.

In addition to the original upfront payment stipulated in Section 9.1 Upfront Payment of the Agreement, Licensee shall additionally pay to Calliditas the non-refundable, non-deductible amount of 3 million USD within thirty (30) business days upon the full execution of this First Amendment and the receipt of the invoice made by Calliditas, in consideration of such Territory Extension.

8.

This First Amendment, together with the Agreement and any Schedules thereto, constitute the entire agreement between the Parties with respect to the subject matter contained therein, and together, supersede and replace any and all prior and contemporaneous understandings, arrangements and agreements, whether oral or written, with respect to the subject matter.

9.

Except as otherwise amended hereby, the Agreement shall remain in full force and effect as presently written, and the rights, duties, liabilities and obligations of the Parties thereto, as presently constituted, will continue in full effect.

10.

This First Amendment may be executed by the Parties on separate counterparts, each of which shall be an original and both of which, taken together, shall constitute one and the same agreement. This First Amendment and any counterpart signature page hereto may be delivered by a Party by facsimile or electronic transmission with the same effect as if such Party had delivered an executed original counterpart of this First Amendment.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this First Amendment to be executed by their duly authorized representatives, effective this 7th day of March, 2022.

Calliditas Therapeutics AB (Publ)	Everest Medicines II Limited

By: /s/ Renee Aguiar-Lucander	By: /s/ Kerry Blanchard

Name: Renee Aguiar-Lucander	Name: Kerry Blanchard
Title: CEO	Title: CEO

Date: March 7, 2022	Date: March 7, 2022